As filed with the Securities and Exchange Commission on February 6, 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HOME BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Arkansas	71-0682831
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
719 Harkrider, Suite 100
Conway, Arkansas 72032
(501) 328-4770
(Address including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

John W. Allison
Chairman and Chief Executive Officer
Home BancShares, Inc.
719 Harkrider
Conway, Arkansas 72032
(501) 329-9330
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
C. Douglas Buford, Jr., Esq.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.
425 West Capitol Avenue, Suite 1800
Little Rock, Arkansas 72201
Telephone: (501) 688-8866
Facsimile: (501) 918-7866

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered	Security	Price	Registration Fee
Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share	50,000	$1,000(1)	$50,000,000(1)	$1,965
Warrant to Purchase Common Stock, par value $0.01 per share, and underlying shares of Common Stock	288,129(2)	$26.03(3)	$7,499,998(3)	$295
Total			$57,499,998	$2,260

(1)	Calculated in accordance with Rule 457(a) and includes such additional number of shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends or similar transactions.

(2)	In addition to the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, there are being registered hereunder (a) a Warrant for the purchase of 288,129 shares of Common Stock with an initial exercise price of $26.03 per share, (b) the 288,129 shares of Common Stock issuable upon exercise of such Warrant and (c) such additional number of shares of Common Stock, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends and certain anti-dilution provisions set forth in such Warrant, which shares of Common Stock are registered hereunder pursuant to Rule 416.

(3)	Calculated in accordance with Rule 457(i) with respect to the exercise price of the Warrant of $26.03.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities or accept an offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 6, 2009
PROSPECTUS
HOME BANCSHARES, INC.
Fixed Rate Cumulative Perpetual Preferred Stock, Series A
Warrant to Purchase 288,129 Common Shares
288,129 Common Shares

     This prospectus relates to (1) the potential resale from time to time by selling securityholders of some or all of the shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the “Series A Preferred Shares”), a warrant (the “Warrant”) to purchase 288,129 shares (the “Common Shares”) of our common stock, par value $0.01 per share, issuable from time to time upon exercise of the Warrant for cash at an initial exercise price of $26.03 per Common Share, and (2) any issuance of Common Shares upon exercise of the Warrant if such issuance is not exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). In this prospectus, we refer to the Series A Preferred Shares, the Warrant and the Common Shares issuable upon exercise of the Warrant, collectively, as the “Securities”. The Series A Preferred Shares and the Warrant were originally issued by us pursuant to the Letter Agreement dated January 16, 2009, incorporating the terms of the Securities Purchase Agreement — Standard Terms, between us and the United States Department of the Treasury, which we refer to as the initial selling securityholder, in a transaction exempt from the registration requirements of the Securities Act.
     The initial selling securityholder and its successors, including transferees, which we collectively refer to as the selling securityholders, may offer the Securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these Securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.
     We will not receive any proceeds from any sale of the Securities by the selling securityholders.
     The Series A Preferred Shares are not listed on an exchange, and, unless requested by the initial selling securityholder, we do not intend to list the Series A Preferred Shares on any exchange.
     Our common stock is listed on the Nasdaq Global Select Market under the symbol “HOMB.” On February 5, 2009, the last reported sale price of our common stock on the Nasdaq Global Select Market was $21.06 per share. You are urged to obtain current market quotations of the common stock.
     Investing in the Securities involves a high degree of risk. See the section entitled “Risk Factors” on page 6 of this prospectus and in the documents we filed with the Securities and Exchange Commission that are incorporated in this prospectus by reference for certain risks and uncertainties you should consider.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense in the United States.
     These Securities are unsecured and are not deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus is dated February 6, 2009.

February 6, 2009

ABOUT THIS PROSPECTUS
     This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings.
     The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”
     We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling securityholders. The prospectus supplement may add, update or change information in this prospectus. If the information in the prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement. See “Where You Can Find More Information” for more information.
     We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any prospectus supplement. This prospectus and any prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate on any date subsequent to the date set forth on the front of such document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any prospectus supplement is delivered or securities are sold on a later date.
     Unless otherwise stated or the context otherwise requires, all references to “Home BancShares,” “the Company,” “we,” “our,” “us” and similar terms refer to Home BancShares, Inc. and its consolidated subsidiaries, except that such terms refer to Home BancShares, Inc. in the sections entitled “Description of Series A Preferred Shares,” “Description of Warrant to Purchase Common Shares” and “Description of Common Stock.”
     Unless otherwise indicated, currency amounts in this prospectus and in any applicable prospectus supplement are stated in U.S. dollars.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Some of our statements contained in this document are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to, the following:
•	the effects of future economic conditions, including inflation or a decrease in residential housing values;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes;

•	the risks of changes in interest rates or the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	the effects of terrorism and efforts to combat it;

•	credit risks;

•	the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;

•	the effect of any mergers, acquisitions or other transactions to which we or our subsidiaries may from time to time be a party, including our ability to successfully integrate any businesses that we acquire; and

•	the failure of assumptions underlying the establishment of our allowance for loan losses.
     All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, see the “Risk Factors” section provided below.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the information requirements of the Exchange Act. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC and filed a registration statement on Form S-3 under the Securities Act relating to the Securities offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information, you should refer to the registration statement and its exhibits.
     You may read and copy the registration statement and any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also review our filings by accessing the website maintained by the SEC at http://www.sec.gov. The site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition to the foregoing, we maintain a website at http://www.homebancshares.com. Our website content is made available for informational purposes only. It should neither be relied upon for investment purposes nor is it incorporated by reference into this prospectus. We make available on our internet website copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such document as soon as practicable after we electronically file such material with or furnish such documents to the SEC.
DOCUMENTS INCORPORATED BY REFERENCE
     The SEC allows us to “incorporate by reference” information that we file with the SEC into this prospectus, which means we can disclose important information to you by referring you to another document. The information incorporated by reference is considered to be part of this prospectus from the date on which we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the termination of the offering of the Securities by means of this prospectus will automatically update and, where applicable, supersede information contained in this prospectus or incorporated by reference into this prospectus. We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the termination of the offering of the securities offered hereby:
     (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Commission on March 5, 2008.
     (b) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Commission on May 6, 2008, and amended on May 14, 2008, and our Quarterly Reports on Form 10-Q for the quarters ended June

30, 2008, and September 30, 2008, filed with the Commission on August 7, 2008, and November 3, 2008, respectively.
     (c) Our Current Reports on Form 8-K, filed with the Commission on January 2, 2008, January 17, 2008, January 18, 2008, April 17, 2008, May 28, 2008, July 8, 2008, July 17, 2008, September 8, 2008, October 16, 2008, October 20, 2008, November 21, 2008, January 9, 2009, January 15, 2009, and January 21, 2009, respectively.
     (d) The description of our Common Stock contained in our Registration Statement on Form 10, filed under Section 12 of the Exchange Act, and all amendments or reports filed for the purpose of updating such description.
     You may request a copy of these filings, at no cost, by writing or calling us at the following address:
Home BancShares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032
Attn: Corporate Secretary
(501) 328-4770
ABOUT THIS OFFERING
     This prospectus relates to possible resales of our Series A Preferred Shares, a Warrant to purchase 288,129 Common Shares and any Common Shares issued from time to time upon exercise of the Warrant. The Series A Preferred Shares and the Warrant were issued on January 16, 2009 to the United States Department of the Treasury for an aggregate price of $50 million in a private placement exempt from the registration requirements of the Securities Act. In connection with the private placement and pursuant to a registration rights agreement, we agreed, subject to certain limitations, to file this registration statement with the SEC within 30 calendar days after the closing of the private placement, and to use our reasonable best efforts to cause this registration statement to become effective as promptly as practicable after filing. This prospectus also relates to any issuance of Common Shares upon exercise of the Warrant if such issuance is not exempt from the registration requirements of the Securities Act.
THE COMPANY
     Home BancShares is a bank holding company registered under the federal Bank Holding Company Act of 1956. The Company was formed in 1998 by an investor group led by John W. Allison, our Chairman and CEO, and Robert H. “Bunny” Adcock, Jr., our Vice Chairman. After obtaining a bank charter, we established First State Bank in Conway, Arkansas, in 1999. We acquired and integrated Community Bank, Bank of Mountain View and Centennial Bank, all of which are located in Arkansas, in 2003, 2005 and 2008, respectively. Home BancShares and its founders were also involved in the formation of Twin City Bank in Central Arkansas and Marine Bank in the Florida Keys, both of which we acquired and integrated in 2005.
     We acquire, organize and invest in community banks that serve attractive markets. Our community banking team is built around experienced bankers with strong local relationships.
     Our bank subsidiaries provide a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities. They have locations in central Arkansas, north central Arkansas, southern Arkansas, the Florida Keys and southwestern Florida.
     During 2008, we announced plans to combine the charters of our banks into a single charter and adopt Centennial Bank as the common name. In December 2008, we began this combination process by changing the name of First State Bank to Centennial Bank and combining the charter of Marine Bank into this renamed First State Bank (now Centennial Bank). As of December 31, 2008, we have two separately chartered banks with the same Centennial Bank name. We anticipate that our remaining bank charters will be merged into the new Centennial Bank (Former First State Bank) charter by the middle of 2009.
     Our principal executive offices are located at 719 Harkrider, Conway, Arkansas 72032, and our telephone number is 501-328-4770.

RISK FACTORS
     An investment in our securities involves significant risks. You should carefully consider the risks and uncertainties and the risk factors set forth in the documents and reports filed with the SEC that are incorporated by reference into this prospectus, as well as the risks described below and in any applicable prospectus supplement, before you make an investment decision regarding the Securities. The risks described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. You should also refer to the other information set forth in this prospectus.
Risks Related to Our Industry
Difficult market conditions and economic trends have adversely affected our industry and our business.
     Negative developments beginning in the latter half of 2007 in the sub-prime mortgage market and the securitization markets for such loans, together with substantial volatility in oil prices and other factors, have resulted in uncertainty in the financial markets in general and a related general economic downturn, which have continued in 2008. Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. In addition, the values of real estate collateral supporting many loans have declined and may continue to decline. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Competition among depository institutions for deposits has increased significantly. Financial institutions have experienced decreased access to deposits or borrowings.
     The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price.
     Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions. As a result of the foregoing factors, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations. This increased government action may increase our costs and limit our ability to pursue certain business opportunities. We also may be required to pay even higher Federal Deposit Insurance Corporation (“FDIC”) premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.
     We do not believe these difficult conditions are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market and economic conditions on us, our customers and the other financial institutions in our market. As a result, we may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.
Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system.
     The recently enacted Emergency Economic Stabilization Act of 2008 (the “EESA”) authorizes the U.S. Department of the Treasury (the “Treasury”) to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies, under a troubled asset relief program, or “TARP.” The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury has allocated $250 billion towards the TARP Capital Purchase Program. Under the TARP Capital Purchase Program, the Treasury is purchasing equity securities from participating institutions. The Series A Preferred Shares and Warrant offered by this prospectus were issued by us to the Treasury pursuant to the TARP Capital Purchase Program. The

EESA also increased federal deposit insurance on most deposit accounts from $100,000 to $250,000. This increase is in place until the end of 2009.
     The EESA followed, and has been followed by, numerous actions by the Federal Reserve, the U.S. Congress, the Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime meltdown that commenced in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to stabilize the U.S. banking system. The EESA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.
Current levels of market volatility are unprecedented.
     The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.
Our profitability is vulnerable to interest rate fluctuations and monetary policy.
     Most of our assets and liabilities are monetary in nature, and thus subject us to significant risks from changes in interest rates. Consequently, our results of operations can be significantly affected by changes in interest rates and our ability to manage interest rate risk. Changes in market interest rates, or changes in the relationships between short-term and long-term market interest rates, or changes in the relationship between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income or a decrease in interest rate spread. In addition to affecting our profitability, changes in interest rates can impact the valuation of our assets and liabilities.
     As of December 31, 2008, our one-year ratio of interest-rate-sensitive assets to interest-rate-sensitive liabilities was 107.4% and our cumulative gap position was 4.1% of total earning assets, resulting in a minimum impact on earnings for various interest rate change scenarios. Floating rate loans made up 30.0% of our $1.96 billion loan portfolio. A loan is considered fixed rate if the loan is currently at its adjustable floor or ceiling. As a result of the decline in interest rates during 2008, the Company has approximately $226.9 million of loans that cannot be additionally priced down but could price up if rates were to return to higher levels. In addition, 64.7% of our loans receivable and 88.9% of our time deposits were scheduled to reprice within 12 months and our other rate sensitive asset and rate sensitive liabilities composition is subject to change. Significant composition changes in our rate sensitive assets or liabilities could result in a more unbalanced position and interest rate changes would have more of an impact to our earnings.
     Our results of operations are also affected by the monetary policies of the Federal Reserve Board. Actions by the Federal Reserve Board involving monetary policies could have an adverse effect on our deposit levels, loan demand or business and earnings.
We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability.
     We are a registered bank holding company primarily regulated by the Federal Reserve Board. Our bank subsidiaries are also primarily regulated by the Federal Reserve Board, the FDIC, and the Arkansas State Bank Department.

     Complying with banking industry regulations is costly and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements by our regulators. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions. Recently, banks generally have faced increased regulatory sanctions and scrutiny, particularly under the USA PATRIOT Act and statutes that promote customer privacy or seek to prevent money laundering. As regulation of the banking industry continues to evolve, we expect the costs of compliance to continue to increase and, thus, to affect our ability to operate profitably.
Risks Related to Our Business
Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which would materially and adversely affect our business, financial condition, results of operations and future prospects.
     Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of our secured loans. We maintain an allowance for loan losses that we consider adequate to absorb future losses which may occur in our loan portfolio. In determining the size of the allowance, we analyze our loan portfolio based on our historical loss experience, volume and classification of loans, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information. As of December 31, 2008, our allowance for loan losses was approximately $40.4 million, or 2.06% of our total loans receivable.
     If our assumptions are incorrect, our current allowance may be insufficient to cover future loan losses, and increased loan loss reserves may be needed to respond to different economic conditions or adverse developments in our loan portfolio. In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs could have a negative effect on our operating results.
Because we have a high concentration of loans secured by real estate, a downturn in the real estate market could result in losses and materially and adversely affect our business, financial condition, results of operations and future prospects.
     A significant portion of our loan portfolio is dependent on real estate. As of December 31, 2008, approximately 82.2% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. An adverse change in the economy affecting values of real estate generally or in our primary markets specifically could significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. Furthermore, it is likely that we would be required to increase our provision for loan losses. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values or to increase our allowance for loan losses, our profitability and financial condition could be adversely impacted.
     Since December 31, 2007, the weakening real estate market, particularly in Florida, has and may continue to increase our level of non-performing loans. While we believe our allowance for loan losses is adequate at December 31, 2008, as additional facts become known about relevant internal and external factors that effect loan collectability and our assumptions, it may result in us making additions to the provision for loan loss during 2009. Any failure by management to closely monitor the status of the market and make the necessary changes could have a negative effect on our operating results.
Because we have a concentration of exposure to a number of individual borrowers, a significant loss on any of those loans could materially and adversely affect our business, financial condition, results of operations, and future prospects.
     We have a concentration of exposure to a number of individual borrowers. Under applicable law, each of our bank subsidiaries is generally permitted to make loans to one borrowing relationship up to 20% of their respective capital. Historically, when our bank subsidiaries have lending relationships that exceed their individual loan to one borrower limitation, the overline, or amount in excess of the subsidiary bank’s legal lending limit, is participated to our other bank subsidiaries. As a result, on a consolidated basis we may have aggregate exposure to individual or related borrowers in excess of each individual bank subsidiary’s legal lending limit. As of December 31, 2008, the aggregate legal lending limit of our bank subsidiaries for secured loans was approximately $55.2 million. Currently, our board of directors has established an in-house consolidated lending limit of $20.0 million to any one borrowing relationship without obtaining the approval of any two of our Chairman, our President and our director Richard H. Ashley.
     As of December 31, 2008, we had 35 borrowing relationships where we had a commitment to loan in excess of $10.0 million, with the aggregate amount of those commitments totaling approximately $542.2 million. The largest of those commitments to one borrowing relationship was $27.4 million, which is 9.7% of our consolidated shareholders’ equity. Given the size of these loan relationships relative to our capital levels and earnings, a significant loss on any one of these loans could materially and adversely affect our business, financial condition, results of operations, and future prospects.
The unexpected loss of key officers may materially and adversely affect our business, financial condition, results of operations and future prospects.
     Our success depends significantly on our executive officers, especially John W. Allison, Ron W. Strother, Randy E. Mayor, and on the presidents of our bank subsidiaries. Our bank subsidiaries, in particular, rely heavily on their management team’s relationships in their local communities to generate business. Because we do not have employment agreements or non-compete agreements with our employees, our executive officers and bank presidents are free to resign at any time and accept an employment offer from another company, including a competitor. The loss of services from a member of our current management team may materially and adversely affect our business, financial condition, results of operations and future prospects.
Our growth and expansion strategy may not be successful and our market value and profitability may suffer.
     Growth through the acquisition of banks, de novo branching, and the organization of new banks represents an important component of our business strategy. Although we have no present plans to acquire any financial institution or financial services provider, any future acquisitions we might make will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:
•	credit risk associated with the acquired bank’s loans and investments;

•	difficulty of integrating operations and personnel; and

•	potential disruption of our ongoing business.
     We expect that competition for suitable acquisition candidates may be significant. We may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. We cannot assure you that we will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.
     In addition to the acquisition of existing financial institutions, we plan to continue de novo branching, and we may consider the organization of new banks in new market areas. We do not, however, have any current plans to organize a new bank. De novo branching and any acquisition or organization of a new bank carries with it numerous risks, including the following:
•	the inability to obtain all required regulatory approvals;

•	significant costs and anticipated operating losses associated with establishing a de novo branch or a new bank;

•	the inability to secure the services of qualified senior management;

•	the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.
     We cannot assure that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions, de novo branching and the organization of new banks. Our inability to overcome these risks could have an adverse effect on our ability to achieve our business strategy and maintain our market value and profitability.
There may be undiscovered risks or losses associated with our acquisitions of bank subsidiaries which would have a negative impact upon our future income.
     Our growth strategy includes strategic acquisitions of bank subsidiaries. We acquired three bank subsidiaries in 2005, one in 2008, and will continue to consider strategic acquisitions, with a primary focus on Arkansas and Florida. In most cases, our acquisition of a bank includes the acquisition of all of the target bank’s assets and liabilities, including its loan portfolio. There may be instances when we, under our normal operating procedures, may find after the acquisition that there may be additional losses or undisclosed liabilities with respect to the assets and liabilities of the target bank, and, with respect to its loan portfolio, that the ability of a borrower to repay a loan may have become impaired, the quality of the value of the collateral securing a loan may fall below our standards, or the allowance for loan losses may not be adequate. One or more of these factors might cause us to have additional losses or liabilities, additional loan charge-offs, or increases in allowances for loan losses, which would have a negative impact upon our future income.
Competition from other financial institutions may adversely affect our profitability.
     The banking business is highly competitive. We experience strong competition, not only from commercial banks, savings and loan associations, and credit unions, but also from mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other financial institutions operating in or near our market areas. We compete with these institutions both in attracting deposits and in making loans.
     Many of our competitors are much larger national and regional financial institutions. We may face a competitive disadvantage against them as a result of our smaller size and resources and our lack of geographic diversification.
     We also compete against community banks that have strong local ties. These smaller institutions are likely to cater to the same small and mid-sized businesses that we target and to use a relationship-based approach similar to ours. In addition, our competitors may seek to gain market share by pricing below the current market rates for loans and paying higher rates for deposits. Competitive pressures can adversely affect our profitability.
We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.
     The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients.
     As a service to our clients, our bank subsidiaries currently offer Internet banking. Use of this service involves the transmission of confidential information over public networks. We cannot be sure that advances in computer capabilities, new discoveries in the field of cryptography or other developments will not result in a compromise or breach in the commercially available encryption and authentication technology that we use to protect our clients’ transaction data. If we were to experience such a breach or compromise, we could suffer losses and our operations could be adversely affected.

Our recent results do not indicate our future results, and may not provide guidance to assess the risk of an investment in our common stock.
     We are unlikely to sustain our historical rate of growth, and may not even be able to expand our business at all. Further, our recent growth may distort some of our historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we are not able to successfully grow our business, our financial condition and results of operations could be adversely affected.
We may not be able to raise the additional capital we need to grow and, as a result, our ability to expand our operations could be materially impaired.
     Federal and state regulatory authorities require us and our bank subsidiaries to maintain adequate levels of capital to support our operations. While we believe that the $50 million in capital we obtained through the sale of the Series A Preferred Shares to the Treasury as well as our pre-existing capital, which already exceeded the federal and state capital requirements, will be sufficient to support our current operations and anticipated expansion, factors such as faster than anticipated growth, reduced earning levels, operating losses, changes in economic conditions, revisions in regulatory requirements, or additional acquisition opportunities may lead us to seek additional capital.
     Our ability to raise additional capital, if needed, will depend on our financial performance and on conditions in the capital markets at that time, which are outside our control. If we need additional capital but cannot raise it on terms acceptable to us, our ability to expand our operations could be materially impaired.
Our directors and executive officers own a significant portion of our common stock and can exert significant control over our business and corporate affairs.
     Our directors and executive officers, as a group, beneficially own approximately 31.9% of our common stock. Consequently, if they vote their shares in concert, they can significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors. The interests of our officers and directors may conflict with the interests of other holders of our common stock, and they may take actions affecting our company with which you disagree.
Our accounting policies and methods impact how we report our financial condition and results of operations. Application of these policies and methods may require management to make estimates about matters that are uncertain.
     Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management’s judgment of the most appropriate manner to report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in our reporting materially different amounts than would have been reported under a different alternative. For a description of our significant accounting policies, see Note 1 of the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated herein by reference. See “Where You Can Find More Information.” These accounting policies are critical to presenting our financial condition and results of operations. They may require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions.

Changes in accounting standards could materially impact our consolidated financial statements.
     The accounting standard setters, including the Financial Accounting Standards Board, SEC and other regulatory bodies, from time to time may change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in changes to previously reported financial results, or a cumulative charge to retained earnings.
Our internal controls may be ineffective.
     We regularly review and update our internal controls, disclosure controls and procedures and corporate governance policies and procedures. As a result, we may incur increased costs to maintain and improve our controls and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls or procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations or financial condition.
A natural disaster or act of terrorism, especially one affecting our market areas, could adversely affect our business, financial condition, results of operations and future prospects.
     We are at risk of natural disaster or acts of terrorism, even if our market areas are not primarily affected. Our Florida market, in particular, is subject to risks from hurricanes, which may damage or dislocate our facilities, damage or destroy collateral, adversely affect the livelihood of borrowers or otherwise cause significant economic dislocation in areas we serve.
Risks Relating to Both the Series A Preferred Shares and Our Common Stock
The Series A Preferred Shares are equity and are subordinate to all of our existing and future indebtedness; regulatory and contractual restrictions may limit or prevent us from paying dividends on the Series A Preferred Shares and our common stock; and the Series A Preferred Shares place no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.
     The Series A Preferred Shares are equity interests in Home BancShares and do not constitute indebtedness. As such, the Series A Preferred Shares, like our common stock, ranks junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, with respect to the Series A Preferred Shares and our common stock, dividends are payable only when, as and if authorized and declared by our board of directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our board of directors deems relevant and, under Arkansas law, may be paid only out of lawfully available funds.
     We are an entity separate and distinct from our bank subsidiaries and derive substantially all of our revenue in the form of dividends from those subsidiaries. Accordingly, we are and will be dependent upon dividends from our bank subsidiaries to pay the principal of and interest on our indebtedness, to satisfy our other cash needs and to pay dividends on the Series A Preferred Shares and our common stock. The ability of our bank subsidiaries to pay dividends is subject to their ability to earn net income and to meet certain regulatory requirements. In the event they are unable to pay dividends to us, we may not be able to pay dividends on the Series A Preferred Shares or our common stock. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.
     We are also subject to certain contractual restrictions that could prohibit us from declaring or paying dividends or making liquidation payments on our common stock or the Series A Preferred Shares.
     In addition, the Series A Preferred Shares do not limit the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that rank senior to the Series A Preferred Shares or to which the Series A Preferred Shares will be structurally subordinated.

The holders of our subordinated debentures have rights that are senior to those of our shareholders. If we defer payments of interest on our outstanding subordinated debentures or if certain defaults relating to those debentures occur, we will be prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, the Series A Preferred Shares and our common stock.
     We have $47.6 million of subordinated debentures issued in connection with trust preferred securities. Payments of the principal and interest on the trust preferred securities are unconditionally guaranteed by us. The subordinated debentures are senior to our shares of common stock and the Series A Preferred Shares. As a result, we must make payments on the subordinated debentures (and the related trust preferred securities) before any dividends can be paid on the Series A Preferred Shares and our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of the Series A Preferred Shares or our common stock. We have the right to defer distributions on the subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of our capital stock (including the Series A Preferred Shares and our common stock). If we elect to defer or if we default with respect to our obligations to make payments on these subordinated debentures, this would likely have a material adverse effect on the market value of the Series A Preferred Shares and our common stock. Moreover, without notice to or consent from the holders of the Series A Preferred Shares or our common stock, we may issue additional series of subordinated debt securities in the future with terms similar to those of our existing subordinated debt securities or enter into other financing agreements that limit our ability to purchase or to pay dividends or distributions on our capital stock, including our common stock.
The prices of the Series A Preferred Shares and our common stock may fluctuate significantly, and this may make it difficult for you to resell the Series A Preferred Shares and/or common stock when you want or at prices you find attractive.
     There currently is no market for the Series A Preferred Shares, and we cannot predict how the Series A Preferred Shares or our common stock will trade in the future. The market value of the Series A Preferred Shares and our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this “Risk Factors” section:
•	actual or anticipated variations in quarterly results of operations;

•	changes in financial estimates and recommendations by securities analysts;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns and other issues in the financial services industry;

•	perceptions in the marketplace regarding us and/or our competitors;

•	developments related to investigations, proceedings or litigation that involve us;

•	dispositions, acquisitions and financings;

•	actions of our current stockholders, including sales of common stock by existing stockholders and our directors and executive officers; and

•	regulatory developments.
     The market value of the Series A Preferred Shares and our common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, the Series A Preferred Shares and our common stock and (ii) sales of substantial amounts of the Series A Preferred Shares or our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of the Series A Preferred Shares and our common stock.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock or the Series A Preferred Shares.
     We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market value of our common stock or the Series A Preferred Shares could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.
Anti-takeover provisions could negatively impact our stockholders.
     Provisions in our Articles of Incorporation, Bylaws and corporate policies, Arkansas corporate law and federal regulations could delay or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the market price of any class of our equity securities, including our common stock and the Series A Preferred Shares. These provisions include advance notice requirements for nominations for election to our board of directors and for proposing matters that stockholders may act on at stockholder meetings and a provision allowing directors to fill a vacancy in our board of directors. Our Articles of Incorporation also authorize our board of directors to issue preferred stock, and although our board of directors has not had and does not presently have any intention of issuing any preferred stock for anti-takeover purposes, preferred stock could be issued as a defensive measure in response to a takeover proposal. In addition, because we are a bank holding company, purchasers of 10% or more of our common stock may be required to obtain approvals under the Change in Bank Control Act of 1978, as amended, or the Bank Holding Company Act of 1956, as amended (and in certain cases such approvals may be required at a lesser percentage of ownership). Specifically, under regulations adopted by the Federal Reserve, any other bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 5% or more of our common stock and any person other than a bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of our common stock.
     These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our board of directors.
Risks Specific to the Series A Preferred Shares
An active trading market for the Series A Preferred Shares may not develop.
     The Series A Preferred Shares are not currently listed on any securities exchange and we do not anticipate listing the Series A Preferred Shares on an exchange unless we are requested to do so by the Treasury pursuant to the securities purchase agreement between us and the Treasury. There can be no assurance that an active trading market for the Series A Preferred Shares will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market value and liquidity of the Series A Preferred Shares may be adversely affected.
The Series A Preferred Shares may be junior in rights and preferences to our future preferred stock.
     Subject to approval by the holders of at least 66 2/3% of the Series A Preferred Shares then outstanding, voting together as a separate class, we may issue preferred stock in the future the terms of which are expressly senior to the Series A Preferred Shares. The terms of any such future preferred stock expressly senior to the Series A Preferred Shares may restrict dividend payments on the Series A Preferred Shares. For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of our outstanding preferred stock senior to the Series A Preferred Shares have been paid for the relevant periods, no dividends will be paid on the Series A Preferred Shares, and no Series A Preferred Shares may be repurchased, redeemed, or otherwise acquired by us. This could result in dividends on the Series A Preferred Shares not being paid when contemplated. In addition, in the event of our liquidation, dissolution or winding-up, the terms of the senior preferred stock may prohibit us from making payments on the Series A Preferred Shares until all amounts due to holders of the senior preferred stock in such circumstances are paid in full.

Holders of the Series A Preferred Shares have limited voting rights.
     Until and unless we are in arrears on our dividend payments on the Series A Preferred Shares for six dividend periods, whether or not consecutive, the holders of the Series A Preferred Shares will have no voting rights except with respect to certain fundamental changes in the terms of the Series A Preferred Shares and certain other matters and except as may be required by Arkansas law. If dividends on the Series A Preferred Shares are not paid in full for six dividend periods, whether or not consecutive, the total number of positions on our board of directors will automatically increase by two and the holders of the Series A Preferred Shares, acting as a class with any other parity securities having similar voting rights, will have the right to elect two individuals to serve in the new director positions. This right and the terms of such directors will end when we have paid in full all accrued and unpaid dividends for all past dividend periods. Based on the current number of members of our board of directors (twelve), directors elected by the holders of the common stock would have a controlling majority of the board and would be able to take any action approved by them notwithstanding any objection by the directors elected by the holders of the Series A Preferred Shares.
If we are unable to redeem the Series A Preferred Shares after five years, the cost of this capital to us will increase substantially.
     If we are unable to redeem the Series A Preferred Shares prior to February 15, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum (approximately $2.5 million annually) to 9.0% per annum (approximately $4.5 million annually). Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Shares could have a material negative effect on our liquidity.
Risks Specific to the Common Stock
The securities purchase agreement between us and the Treasury limits our ability to pay dividends on and repurchase our common stock.
     The securities purchase agreement between us and the Treasury provides that prior to the earlier of January 16, 2012 and the date on which all of the Series A Preferred Shares have been redeemed by us or transferred by the Treasury to third parties, we may not, without the consent of the Treasury, (a) increase the cash dividend on our common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire any shares of our common stock or preferred stock (other than the Series A Preferred Shares) or any trust preferred securities issued by us. In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Shares. These restrictions, together with the potentially dilutive impact of the Warrant described in the next risk factor, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate our common stock dividend in the future.
We may be unable to, or choose not to, pay dividends on our common stock.
     Although we have paid a quarterly dividend on our common stock since the second quarter of 2003 and expect to continue this practice, we cannot assure you of our ability to continue. Our ability to pay dividends depends on the following factors, among others:
•	We may not have sufficient earnings since our primary source of income, the payment of dividends to us by our bank subsidiaries, is subject to federal and state laws that limit the ability of these banks to pay dividends.

•	Federal Reserve Board policy requires bank holding companies to pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition.

•	Before dividends may be paid on our common stock in any year, payments must be made on our subordinated debentures and the Series A Preferred Shares as described in these Risk Factors and elsewhere in this registration statement.

•	Our board of directors may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of our operations, is a better strategy.
     If we fail to pay dividends, capital appreciation, if any, of our common stock may be the sole opportunity for gains on an investment in our common stock. In addition, in the event our bank subsidiaries become unable to pay dividends to us, we may not be able to service our debt, pay our other obligations or pay dividends on the Series A Preferred Shares or our common stock. Accordingly, our inability to receive dividends from our bank subsidiaries could also have a material adverse effect on our business, financial condition and results of operations and the value of your investment in our common stock.
The Series A Preferred Shares impact net income available to our common stockholders and earnings per common share, and the Warrant we issued to the Treasury may be dilutive to holders of our common stock.
     The dividends declared on the Series A Preferred Shares will reduce the net income available to common stockholders and our earnings per common share. The Series A Preferred Shares will also receive preferential treatment in the event of liquidation, dissolution or winding up of the Company. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the Warrant we issued to the Treasury in conjunction with the sale to the Treasury of the Series A Preferred Shares is exercised. The shares of common stock underlying the Warrant represent approximately 1.4% of the shares of our common stock outstanding as of December 31, 2008 (including the shares issuable upon exercise of the Warrant in total shares outstanding). Although the Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the Warrant, a transferee of any portion of the Warrant or of any shares of common stock acquired upon exercise of the Warrant is not bound by this restriction.
The price of our common stock can be volatile.
     The price of our common stock can fluctuate widely in response to a variety of factors. Factors include actual or anticipated variations in our quarterly operating results, recommendations by securities analysts, operating and stock price performance of other companies, news reports, results of litigation and other factors, including those described in this “Risk Factors” section. General market fluctuations, industry factors and general economic conditions and events, such as economic slowdowns or recessions, interest rate changes and credit loss trends could also cause our common stock price to decrease regardless of our operating results. Our common stock also has a low average daily trading volume relative to many other stocks. This can lead to significant price swings even when a relatively small number of shares are being traded.
Our stock trading volume may not provide adequate liquidity for investors.
     Although shares of our common stock are listed for trade on the NASDAQ Global Select Market, the average daily trading volume in the common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the daily average trading volume of our common stock, significant sales of the common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of our common stock.
Our common stock is not an insured deposit.
     Our common stock is not a bank deposit and, therefore, losses in its value are not insured by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this report, and is subject to the same market forces that affect the price of common stock in any other company.

DETERMINATION OF OFFERING PRICE
     This offering is being made solely to allow the selling securityholders to offer and sell the securities to the public. The selling securityholders may offer for resale some or all of their securities at the time and price that they choose. On any given day, the price per Common Share is likely to be based on the market price for our common stock, as quoted on the NASDAQ Global Select Market.
USE OF PROCEEDS
     This prospectus relates to the Securities that may be offered and sold from time to time by the selling securityholders who will receive all of the proceeds from the sale of the Securities. Home BancShares will not receive any of the proceeds from the sales of the Securities by the selling securityholders. Most of the costs and expenses incurred in connection with the registration under the Securities Act of the offered Securities will be paid by Home BancShares. The selling securityholders will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the selling securityholders, and share transfer and other taxes attributable to the sale of the offered securities.
     This prospectus also relates to any issuance of Common Shares upon exercise of the Warrant if such issuance is not exempt from the registration requirements of the Securities Act. If the Warrant is exercised, Home BancShares will receive $26.03 for each Common Share issued upon exercise. If the Warrant were exercised in full, we would receive an aggregate of $7.5 million for the Common Shares issued upon exercise (or $3.75 million if the number of Common Shares subject to the Warrant is reduced as described under “Description of Warrant to Purchase Common Shares - Common Shares Subject to the Warrant”). Since the Warrant is exercisable at any time on or before January 16, 2019, we cannot predict if and when (if ever) the Warrant may be exercised, but we currently expect that any proceeds we may receive upon any such exercise would be used for general corporate purposes.
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
     The following table sets forth our consolidated ratios of earnings to combined fixed charges and preferred share dividends for the periods shown. For purposes of computing the ratios, earnings represent the sum of income from continuing operations before taxes plus fixed charges and preferred share dividend requirements. Fixed charges represent total interest expense, including and excluding interest on deposits. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. Before we issued the Series A Preferred Shares on January 16, 2009, we had no preferred shares outstanding since August 1, 2006 and had not paid any dividends on preferred shares since 2006. Therefore, the ratio of earnings to combined fixed charges and preferred share dividends is not different from the ratio of earnings to fixed charges for the periods after 2006 set forth below.

Nine Months Ended
	September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	1.61x	1.38x	1.39x	1.38x	1.45x	2.21x	1.74x
Including interest on deposits	3.63x	2.62x	2.62x	2.51x	2.65x	4.20x	3.38x
DESCRIPTION OF SERIES A PREFERRED SHARES
     The following is a brief description of the terms of the Series A Preferred Shares that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our Restated Articles of Incorporation, as amended, including the related Certificate of Designations with respect to the Series A Preferred Shares, copies of which have been filed with the SEC and are also available upon request from us.

General
     We have the authority to issue up to 5,500,000 shares of preferred stock, par value $0.01 per share. Of such number of shares of preferred stock, 50,000 shares have been designated as Series A Preferred Shares, all of which Series A Preferred Shares were issued to the initial selling securityholder in a transaction exempt from the registration requirements of the Securities Act. The remaining 5,450,000 unissued shares of preferred stock are typically referred to as “blank check” preferred stock. This term refers to stock for which the preferences, limitations, relative rights, and terms are determined by the board of directors of a corporation.
     The issued and outstanding Series A Preferred Shares are validly issued, fully paid and nonassessable.
Dividends Payable
     Holders of Series A Preferred Shares are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share with respect to each dividend period from January 16, 2009 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of Series A Preferred Shares are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share with respect to each dividend period thereafter.
     Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A Preferred Shares are payable to holders of record of Series A Preferred Shares on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.
     If we determine not to pay any dividend or a full dividend with respect to the Series A Preferred Shares, we are required to provide written notice to the holders of Series A Preferred Shares prior to the applicable dividend payment date.
     We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to Arkansas state laws relating to the payment of dividends.
Priority of Dividends
     With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Shares will rank:
•	senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Shares; and

•	at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred Shares, or parity shares, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of Home BancShares.
     So long as any Series A Preferred Shares remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on our common stock or other junior shares, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any of our common stock or other junior shares unless we have paid in full all accrued dividends on the Series A Preferred Shares for all prior dividend periods, other than:

•	purchases, redemptions or other acquisitions of our common stock or other junior shares in connection with the administration of our employee benefit plans in the ordinary course of business and consistent with past practice, including purchases pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•	purchases or other acquisitions by a broker-dealer subsidiary of Home BancShares solely for the purpose of market-making, stabilization or customer facilitation transactions in junior shares or parity shares in the ordinary course of its business;

•	purchases by a broker-dealer subsidiary of Home BancShares of our capital shares for resale pursuant to an offering by Home BancShares of such shares that is underwritten by such broker-dealer subsidiary;

•	any dividends or distributions of rights or junior shares in connection with any shareholders’ rights plan or any redemption or repurchases of rights pursuant to any shareholders’ rights plan;

•	acquisition by Home BancShares or any of its subsidiaries of record ownership of junior shares or parity shares for the beneficial ownership of any other person who is not Home BancShares or a subsidiary of Home BancShares, including as trustee or custodian; and

•	the exchange or conversion of junior shares for or into other junior shares or of parity shares for or into other parity shares or junior shares but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before January 16, 2009, or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.
     Until such time as the initial selling securityholder ceases to own any Series A Preferred Shares, if we repurchase Series A Preferred Shares from a holder who is not the initial selling securityholder, other than permitted repurchases, we must offer to repurchase a ratable portion of the Series A Preferred Shares then held by the initial selling securityholder.
     On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Series A Preferred Shares and any other parity shares, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity shares with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series A Preferred Shares), with respect to the Series A Preferred Shares and any other parity shares, shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.
     Subject to the immediately preceding paragraph, such dividends (payable in cash, securities or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other shares ranking junior to the Series A Preferred Shares from time to time out of any funds legally available for such payment, and the Series A Preferred Shares shall not be entitled to participate in any such dividend.
Redemption
     The Series A Preferred Shares may not be redeemed prior to February 15, 2012, unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) equal to $12,500,000, which equals 25% of the aggregate liquidation amount of the Series A Preferred Shares on the date of issuance. In such a case, we may redeem the Series A Preferred Shares, subject to the approval of Federal Reserve Board, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A “qualified equity offering” is a sale and issuance for cash by us, to persons other than Home BancShares or its subsidiaries after January 16, 2009, of perpetual preferred stock, common stock or a combination thereof, that in each case qualify as Tier 1 capital of Home BancShares at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve Board (other than any such sales or issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008).

     After February 15, 2012, the Series A Preferred Shares may be redeemed at any time, subject to the approval of the Federal Reserve Board, in whole or in part, subject to notice as described below.
     In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends up to but excluding the date of redemption.
     The Series A Preferred Shares will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of Series A Preferred Shares have no right to require the redemption or repurchase of the Series A Preferred Shares.
     If fewer than all of the outstanding Series A Preferred Shares are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of Series A Preferred Shares in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.
     We will mail notice of any redemption of Series A Preferred Shares by first class mail, postage prepaid, addressed to the holders of record of the Series A Preferred Shares to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series A Preferred Shares designated for redemption will not affect the validity of the redemption of any other Series A Preferred Shares. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where Series A Preferred Shares are to be redeemed, and the number of Series A Preferred Shares to be redeemed (and, if less than all Series A Preferred Shares held by the applicable holder, the number of shares to be redeemed from the holder).
     Series A Preferred Shares that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued preferred shares.
Liquidation Rights
     In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A Preferred Shares will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Shares will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Shares.
     If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Shares and all holders of any outstanding parity shares, the amounts paid to the holders of Series A Preferred Shares and other parity shares will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per Series A Preferred Share has been paid in full to all holders of Series A Preferred Shares and other parity shares, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Shares will be entitled to receive all of our remaining assets according to their respective rights and preferences.
     For purposes of the liquidation rights, neither the sale, lease or exchange (for cash, securities or other property) of all or substantially all of our assets, nor the consolidation or merger by us with or into any other corporation or any other entity or by another corporation or any other entity with or into us, will constitute a liquidation, dissolution or winding up of our affairs.
Voting Rights
     Except as indicated below or otherwise required by law, the holders of Series A Preferred Shares will not have any voting rights.

     Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series A Preferred Shares have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of Series A Preferred Shares, together with the holders of any outstanding parity shares with like voting rights, referred to as voting parity shares, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred share directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred share directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred share director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Stock Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.
     Upon the termination of the right of the holders of Series A Preferred Shares and voting parity shares to vote for preferred share directors, as described above, the preferred share directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of authorized directors of the Company will be reduced by the number of preferred share directors that the holders of Series A Preferred Shares and voting parity shares had been entitled to elect. The holders of a majority of Series A Preferred Shares and voting parity shares, voting as a class, may remove any preferred share director, with or without cause, and the holders of a majority of the Series A Preferred Shares and voting parity shares, voting as a class, may fill any vacancy created by the removal of a preferred share director. If the office of a preferred share director becomes vacant for any other reason, the remaining preferred share director may choose a successor to fill such vacancy for the remainder of the unexpired term.
     Other Voting Rights. So long as any Series A Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the Series A Preferred Shares at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:
•	any amendment or alteration of the Certificate of Designations for the Series A Preferred Shares or our Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Series A Preferred Shares with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding up of Home BancShares;

•	any amendment, alteration or repeal of any provision of the Certificate of Designations for the Series A Preferred Shares or our Articles of Incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Shares; or

•	any consummation of a binding share exchange or reclassification involving the Series A Preferred Shares or of a merger or consolidation of Home BancShares with another entity, unless (i) the Series A Preferred Shares remain outstanding following any such transaction or, if Home BancShares is not the surviving entity, are converted into or exchanged for preference securities of the surviving entity or its ultimate parent, and (ii) such remaining outstanding Series A Preferred Shares or preference securities have rights, preferences, privileges and voting powers, and limitations and restrictions thereof, that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Shares, taken as a whole.
     Holders of Series A Preferred Shares will be entitled to one vote for each such share on any matter on which holders of Series A Preferred Shares are entitled to vote, including any action by written consent.
     The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding Series A Preferred Shares have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Shares to effect the redemption.

DESCRIPTION OF WARRANT TO PURCHASE COMMON SHARES
     The following is a brief description of the terms of the Warrant that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Warrant, a copy of which has been filed with the SEC and is also available upon request from us.
Common Shares Subject to the Warrant
     The Warrant is initially exercisable for 288,129 Common Shares. If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than $50,000,000, which is equal to 100% of the aggregate liquidation preference of the Series A Preferred Shares, the number of Common Shares underlying the Warrant then held by the selling securityholders will be reduced by 50%. The number of shares subject to the Warrant are subject to the further adjustments described below under the heading “Adjustments to the Warrant.”
Exercise of the Warrant
     The initial exercise price applicable to the Warrant is $26.03 per Common Share for which the Warrant may be exercised. The Warrant may be exercised at any time on or before January 16, 2019 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant and the payment of the exercise price for the Common Shares for which the Warrant is being exercised. The exercise price may be paid either by the withholding by Home BancShares of such number of Common Shares issuable upon exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our common stock on the trading day on which the Warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Warrant is subject to the further adjustments described below under the heading “Adjustments to the Warrant.”
     Upon exercise of the Warrant, certificates for the Common Shares issuable upon exercise will be issued to the warrantholder. We will not issue fractional shares upon any exercise of the Warrant. Instead, the warrantholder will be entitled to a cash payment equal to the market price of our common stock on the last trading day preceding the date of exercise of the Warrant (less the pro-rated exercise price of the Warrant) for any fractional shares that would have otherwise been issuable upon exercise of the Warrant. We will at all times reserve the aggregate number of Common Shares for which the Warrant may be exercised.
Rights as a Shareholder
     The warrantholder shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the Warrant has been exercised.
Transferability
     The initial selling securityholder may not transfer a portion of the Warrant with respect to more than 50% of Common Shares until the earlier of the date on which Home BancShares has received aggregate gross proceeds from a qualified equity offering of at least $50,000,000 and December 31, 2009. The Warrant, and all rights under the Warrant, are otherwise transferable.
Adjustments to the Warrant
     Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of Common Shares for which the Warrant may be exercised and the exercise price per share applicable to the Warrant will be proportionately adjusted so that the aggregate exercise price remains the same in the event we pay dividends or make distributions of our common stock, or subdivide, combine or reclassify outstanding shares of our common stock.
     Anti-dilution Adjustment. Until the earlier of January 16, 2012 and the date on which the initial selling securityholder no longer holds the Warrant or any portion of the Warrant (and other than in certain permitted transactions described below), if we issue any common stock (or securities convertible or exercisable into common stock) without consideration or for less than 90% of the market price of the common stock on the last trading day prior to the date of the agreement on pricing such shares, then the number of Common Shares into which the Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:
•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors; and

•	in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder, on a basis consistent with capital-raising transactions by comparable financial institutions.
     Other Distributions. If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the Warrant will be adjusted to reflect such distribution.
     Certain Repurchases. If we effect a pro rata repurchase of common stock, both the number of Common Shares issuable upon exercise of the Warrant and the exercise price will be adjusted.
     Business Combinations. In the event of a merger, consolidation or similar transaction involving Home BancShares and requiring shareholder approval, the warrantholder’s right to receive Common Shares upon exercise of the Warrant shall be converted into the right to exercise the Warrant for the consideration that would have been payable to the warrantholder with respect to the Common Shares for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction.
DESCRIPTION OF COMMON STOCK
     The following is a description of our common stock and certain provisions of our Articles of Incorporation, Bylaws and certain provisions of applicable law. The following is only a summary and is qualified by applicable law and by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed with the SEC and are also available upon request from us.
General
     Under our Articles of Incorporation, as amended, we have authority to issue up to 50,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2008, 19,859,582 shares of our common stock were issued and outstanding.
     Our common stock is listed on the NASDAQ Global Select Market. The outstanding shares of our common stock are validly issued, fully paid and non-assessable.
Voting Rights
     Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of our common stock do not have cumulative voting rights.
Dividend Rights
     Holders of our common stock are entitled to dividends when, as, and if declared by our board of directors out of funds legally available for the payment of dividends. Holders of Series A Preferred Shares have (and other series of preferred stock may in the future have) a priority over holders of common stock with respect to dividends.
     Until the earlier of January 16, 2012 and the date on which the initial selling securityholder no longer holds any Series A Preferred Shares, we may not declare or pay any dividend or make any distribution on the common stock, other than regular quarterly cash dividends of not more than $0.06 per share, as adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction; dividends payable solely in common stock; and dividends or distributions of rights or junior shares in connection with a shareholders’ rights plan.

Liquidation and Dissolution
     In the event of the liquidation, dissolution and winding up of the Company, the holders of our common stock are entitled to receive ratably all of the assets of the Company available for distribution after satisfaction of all liabilities of the Company, subject to the rights of the holders of any of the Company’s preferred shares that may be issued from time to time.
Other Rights
     Holders of our common stock have no preferential or preemptive rights with respect to any securities of Home BancShares, and there are no conversion rights or redemption or sinking fund provisions applicable to our common stock.
Restrictions on Ownership
     The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.
Modification of Rights
     Rights of the holders of our common stock may not be modified by less than a majority vote of the common stock outstanding. Additionally, under the Arkansas Business Corporation Act of 1987, a majority vote is required for the approval of a merger or consolidation with another corporation, and for the sale of all or substantially all of our assets and liquidation or dissolution of Home BancShares.
Transfer Agent
     The transfer agent and registrar for our common stock is Computershare Investor Services, P.O. Box 43078, Providence, Rhode Island 02940-3078.

SELLING SECURITYHOLDERS
     On January 16, 2009, we issued the Securities covered by this prospectus to the United States Department of the Treasury, which is the initial selling securityholder under this prospectus, in a transaction exempt from the registration requirements of the Securities Act. The initial selling securityholder, or its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the Securities they own. The Securities to be offered under this prospectus for the account of the selling securityholders are:
•	50,000 Series A Preferred Shares, representing beneficial ownership of 100% of the Series A Preferred Shares outstanding on the date of this prospectus;

•	a Warrant to purchase 288,129 Common Shares; and

•	288,129 Common Shares issuable upon exercise of the Warrant, which shares, if issued, would represent approximately 1.4% of our outstanding common stock on a pro forma basis as of December 31, 2008.
     For purposes of this prospectus, we have assumed that, after completion of the offering, none of the Securities covered by this prospectus will be held by the selling securityholders.
     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Securities. To our knowledge, the initial selling securityholder has sole voting and investment power with respect to the Securities.
     We do not know when or in what amounts the selling securityholders may offer the Securities for sale. The selling securityholders might not sell any or all of the Securities offered by this prospectus. Because the selling securityholders may offer all or some of the Securities pursuant to this offering, and because currently no sale of any of the Securities is subject to any agreements, arrangements or understandings, we cannot estimate the number of the Securities that will be held by the selling securityholders after completion of the offering.
     Other than with respect to the acquisition of the Securities, the initial selling securityholder has not had a material relationship with us.
     Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.
PLAN OF DISTRIBUTION
     The selling securityholders and their successors, including their transferees, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.
     The Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:
•	on any national securities exchange or quotation service on which the Series A Preferred Shares or the Common Shares may be listed or quoted at the time of sale, including, as of the date of this prospectus, the NASDAQ Global Select Market in the case of the Common Shares;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.
     In addition, any Securities that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     In connection with the sale of the Securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Shares issuable upon exercise of the Warrant in the course of hedging the positions they assume. The selling securityholders may also sell short the Common Shares issuable upon exercise of the Warrant and deliver Common Shares to close out short positions, or loan or pledge the Series A Preferred Shares or the Common Shares issuable upon exercise of the Warrant to broker-dealers that in turn may sell these securities.
     The aggregate proceeds to the selling securityholders from the sale of the Securities will be the purchase price of the Securities less discounts and commissions, if any.
     In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.
     In offering the Securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.
     In order to comply with the securities laws of certain states, if applicable, the Securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Securities pursuant to this prospectus and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NASDAQ Global Select Market pursuant to Rule 153 under the Securities Act.
     At the time a particular offer of Securities is made, if required, a prospectus supplement will set forth the number and type of Securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
     We do not intend to apply for listing of the Series A Preferred Shares on any securities exchange or for inclusion of the Series A Preferred Shares in any automated quotation system unless requested by the initial selling securityholder. No assurance can be given as to the liquidity of the trading market, if any, for the Series A Preferred Shares.
     We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.
     This prospectus may also be used in connection with any issuance of Common Shares upon exercise of the Warrant if such issuance is not exempt from the registration requirements of the Securities Act.

LEGAL MATTERS
     The validity of the shares of Common Stock offered by this Prospectus has been passed upon for us by Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., Little Rock, Arkansas.
EXPERTS

     BKD, LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of our internal control over financial reporting as of December 31, 2007, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on BKD, LLP’s reports, given on their authority as experts in accounting and auditing.

HOME BANCSHARES, INC.

Fixed Rate Cumulative Perpetual Preferred Stock, Series A
Warrant to Purchase 288,129 Common Shares
288,129 Common Shares
PROSPECTUS

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the various expenses in connection with the registration of the Securities offered hereby. Home BancShares will bear all of these expenses, including those of the selling securityholders (other than any underwriting discounts or commissions or any agent commissions). All amounts are estimated except for the SEC registration fee:

SEC registration fee	$2,260
Legal fees and expenses	20,000
Accounting fees and expenses	15,000
Miscellaneous fees and expenses	1,500

Total expenses	$38,760
Item 15. Indemnification of Directors and Officers.
     Our Articles of Incorporation and Bylaws authorize and require us to indemnify our directors, officers, employees and agents to the full extent permitted by law. Section 4-27-850 of the Arkansas Business Corporation Act of 1987 contains detailed and comprehensive provisions providing for indemnification of directors and officers of Arkansas corporations against expenses, judgments, fines and settlements in connection with litigation. Under Arkansas law, other than an action brought by or in the right of Home BancShares, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Home BancShares and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
     In actions brought by or in the right of Home BancShares, the Arkansas statute limits such indemnification to expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Home BancShares. However, no indemnification is allowed in actions brought by or in the right of Home BancShares with respect to any claim, issue or matter as to which such person has been adjudged to be liable to us, unless and only to the extent that the court determines upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
     To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), under Arkansas law we must indemnify him or her against expenses (including attorneys’ fees) that he or she actually and reasonably incurred in connection with such defense.
     Our Articles of Incorporation also provide that no director shall be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Arkansas Business Corporation Act.
Item 16. Exhibits.
     The exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.
Item 17. Undertakings.
     The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 or
Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:
     (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (6) That, for purposes of determining any liability under the Securities Act of 1933, as amended, the filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, Home BancShares, Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Conway, State of Arkansas, on February 5, 2009.

HOME BANCSHARES, INC.
By:	/s/ John W. Allison
John W. Allison
Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY
          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John W. Allison and Randy E. Mayor, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John W. Allison John W. Allison	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	February 5, 2009

/s/ Ron W. Strother Ron W. Strother	President, Chief Operating Officer and Director	February 5, 2009

/s/ Randy E. Mayor Randy E. Mayor	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	February 5, 2009

/s/ Robert H. Adcock, Jr. Robert H. Adcock, Jr.	Vice Chairman of the Board and Director	February 5, 2009

/s/ Richard H. Ashley Richard H. Ashley	Director	February 5, 2009

/s/ Dale A. Bruns Dale A. Bruns	Director	February 5, 2009

Signature	Title	Date

/s/ Richard A. Buckheim Richard A. Buckheim	Director	February 5, 2009

/s/ S. Gene Cauley S. Gene Cauley	Director	February 5, 2009

/s/ Jack E. Engelkes Jack E. Engelkes	Director	February 5, 2009

/s/ James G. Hinkle James G. Hinkle	Director	February 5, 2009

/s/ Alex R. Lieblong Alex R. Lieblong	Director	February 5, 2009

/s/ C. Randall Sims C. Randall Sims	Secretary and Director	February 5, 2009

/s/ William G. Thompson William G. Thompson	Director	February 5 2009

EXHIBIT INDEX

Exhibit Number		Description
4.1	—	Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares’s registration statement on Form S-1 (File No. 333-132427), as amended)

4.2	—	Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.2 of Home BancShares’s registration statement on Form S-1 (File No. 333-132427), as amended)

4.3	—	Second Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.3 of Home BancShares’s registration statement on Form S-1 (File No. 333-132427), as amended)

4.4	—	Third Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.4 of Home BancShares’s registration statement on Form S-1 (File No. 333-132427), as amended)

4.5	—	Fourth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed on August 8, 2007)

4.6*	—	Fifth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc.

4.7	—	Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, filed with the Secretary of State of the State of Arkansas on January 14, 2009 (incorporated by reference to Exhibit 3.1 of Home BancShares’s Current Report on Form 8-K, filed on January 21, 2009)

4.8	—	Restated Bylaws of Home BancShares, Inc. (incorporated by reference to Exhibit 3.5 of Home BancShares’s registration statement on Form S-1 (File No. 333-132427), as amended)

4.9	—	Letter Agreement, dated January 16, 2009, including the Securities Purchase Agreement — Standard Terms incorporated by reference therein, between the Company and the Treasury (incorporated by reference to Exhibit 10.1 of Home BancShares’s Current Report on Form 8-K, filed on January 21, 2009)

4.10	—	Warrant to purchase up to 288,129 shares of Common Stock, issued on January 16, 2009 (incorporated by reference to Exhibit 4.1 of Home BancShares’s Current Report on Form 8-K, filed on January 21, 2009)

4.11	—	Specimen Stock Certificate representing Home BancShares, Inc. Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 4.2 of Home BancShares’s Current Report on Form 8-K, filed on January 21, 2009)

4.12	—	Specimen Stock Certificate representing Home BancShares, Inc. Common Stock (incorporated by reference to Exhibit 4.6 of Home BancShares’s registration statement on Form S-1 (File No. 333-132427), as amended)

5.1*	—	Opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

12.1*	—	Computation of Ratios of Earnings to Fixed Charges and Preferred Share Dividends

15.1*	—	Awareness Letter from BKD, LLP regarding unaudited interim financial information

23.1*	—	Consent of BKD, LLP

23.2	—	Consent of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (included in Exhibit 5.1)

24.1	—	Power of Attorney (on signature page)

*	Filed herewith